Mail Stop 4561

March 26, 2010

Ahmed Rubaie
Chief Financial Officer
Ariba, Inc.
11625 Rainwater Drive
Alpharetta, GA 30004

> **Re:** **Ariba, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **Filed February 5, 2010**
> **File No. 000-26299**

Dear Mr. Rubaie:

We have reviewed your response letter dated February 25, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 3, 2010.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed January 13, 2010)

Compensation Discussion and Analysis

Compensation Components, page 13

1. In response to prior comment 10, you indicate that your compensation committee considers peer group data as a helpful reference point or data input, along with other information, in evaluating compensation decisions, and is not a material determinant of compensation practices. However, your disclosure on page 13

indicates that your committee makes adjustments, when setting base salary, to
reflect competitive market levels of salary according to the peer group data; and
that, in making equity awards, the committee "again targeted total direct
compensation, at target, to be above the median to approximately the 75th
percentile of the 2010 Peer Group." Given these disclosures, it would appear that
peer data comparison was material to the decision making process, and as such, a
discussion of <u>how</u> it informed the compensation committee's decision making
appears to be appropriate. For instance, to the extent a named executive officer's
base salary was adjusted, even in part, as a result of the peer data analysis, this
should be discussed. Alternatively, if the compensation committee concluded that
the peer data analysis fully supported its base salary determinations, a discussion
to that effect would also provide investors with a clearer understanding of how the
compensation committee determined the amount of base salary to pay. This
comment applies to your discussion of any other elements of compensation where
peer data informed the compensation committee's decision making.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

Item 1. Financial Statements

Note 5 – Stockholders' Equity

Stock-Based Compensation Plans, page 18

2.   Clarify whether the holders of nonvested restricted common stock have
        nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us
        whether you consider these awards to be participating securities that should be
        included in your computation of earnings per share under the two-class method.
        Refer to ASC 260-10-45-61A.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, or
Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions
regarding comments on the financial statements and related matters. Please address

Ahmed Rubaie
Ariba, Inc.
March 26, 2010
Page 3

questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief